Exhibit 99.1

PREM PARAMESWARAN APPOINTED GROUP CHIEF FINANCIAL OFFICER AND PRESIDENT – NORTH AMERICA OF EROS INTERNATIONAL PLC

London, UK, May 28, 2015: Eros International, Plc (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, announced today that it will appoint Mr. Prem Parameswaran Group Chief Financial Officer of Eros International, Plc and President - North America, a newly created position, in the coming weeks following a brief transition period. Mr. Parameswaran will succeed Mr. Andrew Heffernan as Group Chief Financial Officer who will be taking a leave of absence from the Company in June.

Mr. Parameswaran joins Eros with over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public and private equity and debt financing. Throughout his career he has executed over 300 transactions and has played a leading role for notable industry leaders such as AT&T, the Boston Red Sox, Cablevision, Comcast, Earthlink, Level 3, Lifelock, Relativity Media, Reliance, VSNL and Windstream, among many others.

Commenting on the appointment, Kishore Lulla, Executive Chairman of Eros said, “Our Company is at an important point in its growth trajectory with the increasing popularity of Indian entertainment content, evolution of technology and dynamic transformation of the Indian economy underway. With his impressive background in finance, mergers and acquisitions and operational strategy, Prem has the knowledge, relationships and global perspective that will be very valuable as we continue our growth around the world and optimize our capital structure. We look forward to his valuable contributions to our strategy and tapping into his relationships to extend our reach with the financial community and potential partners.”

Mr. Parameswaran most recently served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers.

Commenting on his appointment, Mr. Parameswaran said, “Over the course of my career, I have seen first- hand a number of media and entertainment businesses on the verge of exponential growth, and I believe Eros is one of those kinds of companies. Eros’ incredibly valuable and growing content library, its dominant market share position in one of the fastest growing markets in the world, its burgeoning digital distribution platform ErosNow, and its very talented and experienced management team are the elements that I believe make this a compelling company. This is an ideal situation where I can bring my experience, relationships and financial background into a well-established company and help drive additional growth and create value for its shareholders. I am excited to get started and look forward to working with the team to achieve great things.”

Mr. Parameswaran received a B.A. from Columbia University and an MBA with Honors from Columbia Business School. He is both on the Columbia University Alumni Trustee Nominating Committee and on the Advisory Board for the Program of Financial Studies at Columbia Business School. He is also a member of the Board of Directors of Kare Partners, a healthcare and hospital company with operations in the U.S. and India.

Mr. Lulla added, “I want to thank Andrew for the important role he has played in the development of our company to date. His insight, experience and understanding of our business has helped us hugely.”

Mr. Heffernan commented “During my time with Eros, the company has experienced significant growth in revenues and its film slate and the launch of its digital distribution platform. I look forward to the company continuing to capitalize on its potential to expand further in one of the fastest growing media markets in the world.”

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com.

CONTACT:

Vanisha Dhimer
Eros International Plc
Investor Relations Manager
vanisha.dhimer@erosintl.com

+44 207 258 9894

Erica Bartsch
Sloane & Company
212-446-1875 ebartsch@sloanepr.com